# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edgemode, Inc., CIK 0001652958
CUSIP: 35131P102
Title of class of securities: COMMON
Address of issuer's principal executive offices: 110 E. BROWARD BLVD. SUITE 1700 FT, LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 08/20/2025
Filed by CIK 0001746470
Persons authorized to receive notices and communications: Taylor Paul Richard, 6528 SOMERSET CIRCLE, BOCA RATON, Florida (FL), 33496, 707-687-9093

## Reporting persons
- Paul Taylor (CIK 0001746470): type of reporting person: partnership (PN); citizenship or place of organization: Florida (FL); source of funds: bank loan (BK); sole voting power 0; shared voting power 137,563,761; sole dispositive power 0; shared dispositive power 137,563,761; aggregate amount beneficially owned 137,563,761 (5.766% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON
Name of issuer: Edgemode, Inc.
Address of issuer's principal executive offices: 110 E. BROWARD BLVD. SUITE 1700 FT, LAUDERDALE, Florida (FL), 33301

## Item 2. Identity and Background
Name of person filing: PAUL TAYLOR
Residence or business address: 6528 SOMERSET CIR. BOCA RATON, FL, 33496
Present principal occupation or employment: CONSULTANT
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: UK

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PRIVATE FUNDS

## Item 4. Purpose of Transaction
Purpose of transaction: INVESTMENT

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 137,563,761-5.766%
Number of shares as to which each person has sole or shared power to vote or dispose: 137,563,761-5.766%
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 8/19/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Paul Taylor: /s/ Paul Taylor, Paul Taylor (08/20/2025)